UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

VITESSE SEMICONDUCTOR CORPORATION

(Issuer)

VITESSE SEMICONDUCTOR SALES CORPORATION

VITESSE MANUFACTURING & DEVELOPMENT CORPORATION

(Guarantors)

(Name of applicant)

741 Calle Plano

Camarillo, CA 93012

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Convertible Second Lien Debentures Due 2014	$ 49,993,000 aggregate principal amount

Approximate Date of Proposed Public Offering: No public offering is proposed; the 8% Convertible Second Lien Debentures Due 2014 are expected to be issued as promptly as practicable after the effectiveness of this Application for Qualification on Form T-3

Name and address of agent for service:	With copies to:

Michael B. Green Vice President, General Counsel and Secretary Vitesse Semiconductor Corporation 741 Calle Plano Camarillo, CA 93012 (805) 388-3700	Bruce McNamara, Esq. Perkins Coie LLP 101 Jefferson Drive Menlo Park, California 94025 (650) 838-4393

The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligors.

GENERAL

1.             General Information.

(a)           Form of organization.  The issuer of the New Debentures (as defined below) is Vitesse Semiconductor Corporation (the “Company”), which is a corporation.  The following subsidiaries of the Company will be guarantors of the New Debentures (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Applicants”): (i) Vitesse Semiconductor Sales Corporation (“Vitesse Semiconductor Sales”), which is a corporation; and (ii) Vitesse Manufacturing & Development Corporation (“Vitesse M&D”), which is a corporation.

(b)           State or other sovereign power under the laws of which organized.  Each of the Company, Vitesse Semiconductor Sales and Vitesse M&D is organized under the laws of the State of Delaware.

2.             Securities Act Exemption Applicable.

On October 19, 2009, the Company announced that, effective October 16, 2009, it entered into a Debt Conversion Agreement (the “Conversion Agreement”) with the beneficial owners (which we refer to collectively as the “Converting Noteholders”) of more than 96.7% of its 1.5% Convertible Subordinated Debentures due 2024 (the “2024 Debentures”).  Holders of the 2024 Debentures had the right to require the Company to repurchase the 2024 Debentures on October 1, 2009 for 113.76% of the principal amount to be purchased.  This repurchase right would have resulted in an additional payment of $13.3 million on the $96.7 million outstanding 2024 Debentures or a total amount due of approximately $110.0 million.  Under the terms of the Conversion Agreement, subject to specified closing conditions, the Converting Noteholders have agreed to exchange their 2024 Debentures for a combination of cash, shares of common stock, new convertible debentures, and in some cases, shares of preferred stock (the “Debt Restructuring Transaction”).  The Company will use approximately $10.0 million of cash in connection with this transaction, approximately $3.6 million of which will be used to repurchase 2024 Debentures from holders that are not parties to the Conversion Agreement and approximately $6.4 million of which will be paid to parties to the Conversion Agreement in partial repayment of the 2024 Debentures.

The Company will issue the following securities in connection with the Debt Restructuring Transaction for the remaining $100.0 million of aggregate principal amount and premium of 2024 Debentures:

•                  Approximately 173 million shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”),

•                  Approximately $50 million aggregate principal amount of new 8.0% Convertible Second Lien Debentures Due 2014 (the “New Debentures”); and

•                  Approximately 771,000 shares of new Series B Participating Convertible Non-Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and collectively with the Common Stock and the New Notes, the “New Securities”), each share of which is convertible into 100 shares of Common Stock for an aggregate of approximately 77.1 million shares of Common Stock.

The Converting Noteholders agreed to exchange approximately 50% of their 2024 Debentures (after the partial repurchase for cash described above) for shares of Common Stock at $0.20 per share, subject to a limitation on ownership of 9.9% of the outstanding shares of Common Stock.  Converting Noteholders who would otherwise own more than 9.9% of the outstanding Common Stock following the exchange will receive a combination of Common Stock and Series B Preferred Stock.  The Converting Noteholders will receive one share of Series B Preferred Stock for every 100 shares of Common Stock that they would have otherwise received in the exchange in excess of the number of shares of Common Stock that equals 9.9% of the outstanding shares of Common Stock.  The Series B Preferred Stock is non-voting and has a dividend preference equal to $0.001 per share of Series B Preferred Stock, which amount is payable when and if dividends are declared and payable with respect to the Common Stock.  The Converting Noteholders will exchange the approximately 50% of their remaining 2024 Debentures (after the partial repurchase for cash described above) for the New Debentures.   All of the 2024 Debentures acquired by the Company as a result of the Debt Restructuring Transaction will be cancelled.  The Company expects to pay the principal amount, premium and accrued interest on any remaining 2024 Debentures immediately after the consummation of the Debt Restructuring Transaction.

The Company and the Converting Noteholders have agreed that the New Debentures will convert into shares of Common Stock at a conversion price of $0.225 per share (equivalent to an initial conversion rate of approximately 4,444 shares per $1,000 principal amount of debentures), subject to customary adjustments.  The Company may elect to deliver cash in lieu of shares of Common Stock if the New Debentures are converted.

The 2024 Debentures are guaranteed on a secured basis by the Subsidiary Guarantors (the “Existing Subsidiary Guarantees”).  The New Debentures will be guaranteed on a secured basis by the Subsidiary Guarantors (the “New Subsidiary Guarantees”).

If the Debt Restructuring Transaction is completed, the New Debentures and the New Subsidiary Guarantees will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”).  For more detailed information on the New Indenture, see Item 8 of this Application, “Analysis of Indenture Provisions.”

No securities will be issued in connection with the Debt Restructuring Transaction in exchange for 2024 Debentures before the effective date of this Application.

The Company intends to issue the New Securities and the Subsidiary Guarantors intend to issue the New Subsidiary Guarantees in exchange for the 2024 Debentures and the Existing Subsidiary Guarantees, as contemplated by the Conversion Agreement, in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•                  The New Debentures, shares of Common Stock and shares of Series B Preferred Stock and New Subsidiary Guarantees will be offered by the Applicants to their existing security holders exclusively and solely in exchange for outstanding 2024 Debentures and Existing Subsidiary Guarantees, as the case may be.

•                  There have not been any sales of securities of the same class as the New Debentures, the Common Stock, the Series B Preferred Stock and Subsidiary Guarantees by any of the Applicants or by or through an underwriter at or about the same time as the Debt Restructuring Transaction, nor are there any such sales planned.

•                  No commission or other remuneration has been paid by the Applicants, directly or indirectly, to any person for soliciting exchanges pursuant to the Debt Restructuring Transaction.

•                  No consideration has been, or is to be given, directly or indirectly, by the Applicants to any person in connection with the Debt Restructuring Transaction, except for (i) any fees payable to U.S. Bank National Association as trustee under the New Indenture, (ii) the payment of the fees and expenses of the Company’s legal advisors for legal services provided in connection with the Conversion Agreement, the Debt Restructuring Transaction and related matters, (iii) the payment of the fees and expenses of the Converting Noteholders’ legal advisors for legal services provided in connection with the Conversion Agreement, the Debt Restructuring Transaction and related matters, (iv) the payment of fees to the Company’s financial advisor for financial advisory services rendered in connection with evaluating the structure of the Debt Restructuring Transaction that will be payable upon consummation of the Debt Restructuring Transaction, and (v) the payment of a monthly fee to an independent consultant for consulting services rendered in connection with the structure of the Debt Restructuring Transaction, which fees are not conditioned on the success of the Debt Restructuring Transaction or any similar transaction.  The Company’s financial advisor did not solicit any exchanges of securities or make any recommendations as to acceptance or rejection of any offers related to the Debt Restructuring Transaction.  Officers and regular employees of the Company have provided information concerning the Debt Restructuring Transaction to the Converting Noteholders but will not receive any additional compensation for having done so.

•                  The Converting Noteholders have not made and will not be requested to make any cash payment to the Applicants in connection with the Debt Restructuring Transaction.

AFFILIATIONS

3.             Affiliates.

The following list sets forth the affiliates of the Applicants as of the date of this Application.

Name of Affiliate	Jurisdiction	Owner of Voting Securities	Percentage Owned

Vitesse International Holdings, SRL	Barbados	Vitesse International, Inc. Vitesse Semiconductor Corporation	99%; 1%

Vitesse International, Inc.	Barbados	Vitesse Semiconductor Corporation	100%

Vitesse Manufacturing & Development Corporation	Delaware	Vitesse Semiconductor Corporation	100%

Vitesse Semiconductor Canada Corporation	Canada (Nova Scotia)	Vitesse International Holdings, SRL	100%

Vitesse Semiconductor Corporation A/S	Denmark	Vitesse Semiconductor Corporation	100%

Vitesse Semiconductor Beteiligungs und Verwaltungs GmbH	Germany	Vitesse International, Inc.	100%

Vitesse Semiconductor Japan K. K.	Japan	Vitesse International, Inc.	100%

Vitesse Semiconductor Deutschland GmbH	Germany	Vitesse International, Inc.	100%

Vitesse Semiconductor Sales Corporation	Delaware	Vitesse Semiconductor Corporation	100%

Vitesse Semiconductor (India) Private Limited	India	Vitesse Semiconductor Corporation Vitesse International, Inc.	99.98%; 0.02%

Vitesse Semiconductor GmbH and Co. KG	Germany	Vitesse Semiconductor Beteiligungs-und Verwaltungs GmbH is the sole registered general partner Vitesse Semiconductor Deutschland GmbH is the sole registered limited partner	100%

Vitesse Venture Fund I, L.P.	Delaware	Vitesse Semiconductor Corporation is the general partner	76.92%

Vitesse Venture Fund II, L.P.	Delaware	Vitesse Semiconductor Corporation is the general partner	68.00%

For purposes of this Application only, certain directors and officers of each of the Applicants may be deemed to be “affiliates” of such Applicant by virtue of their positions with such Applicant, and certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Company.  See Item 4 hereof, “Directors and Executive Officers,” and Item 5 hereof, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.             Directors and Executive Officers.

The following tables set forth the names and all offices of all directors and executive officers of the Applicants as of the date hereof.  The mailing address of each director and executive officer is c/o Vitesse Semiconductor Corporation, 741 Calle Plano, Camarillo, California 93012.

The Company is obligated, as a condition of closing of the Conversion Agreement, to set the board of directors size at six directors and to appoint two qualified new directors from a list of at least four persons identified by the Converting Noteholders prior to November 2, 2009.  These two newly appointed directors are currently expected to be appointed contemporaneously with the closing of the Conversion Agreement and they would hold office until the next stockholders’ election of directors.  In order for the Company to satisfy this requirement, two of the Company’s current directors will need to resign on or prior to the closing of the Conversion Agreement.  The Company also anticipates that the Converting Noteholders will request that the Company appoint two additional qualified directors to the Company’s board of directors following the consummation of the Conversion Agreement.  These additional directors would also hold office until the next stockholders’ election of directors and could replace one or two of the current directors.  None of the current directors of the Company have submitted their resignation.  The Conversion Agreement does not call for any changes to the current management team.  It is anticipated that

Christopher Gardner and Richard Yonker will remain in their roles as Chief Executive Officer and Chief Financial Officer, respectively.

(a)           The directors and executive officers of the Company are as follows:

Name	Office(s)

Christopher R. Gardner	Chief Executive Officer

Richard C. Yonker	Chief Financial Officer

Martin Nuss, Ph.D.	Vice President, Technology and Strategy

Anthony Conoscenti	Vice President, Product Marketing

Paul Browne	Vice President, Engineering

Roy Carew	Vice President, Quality and Product and Test Engineering

Michael B. Green	Vice President, General Counsel, and Corporate Secretary

Ronda Grech	Vice President - Communications and HR

Phillip Richards	Vice President - Sales Western U.S. and Asia

Michael Logan	Vice President - Sales Eastern U.S. and Europe

Mark Gulden	Vice President - Operations

Edgar Rogas, Jr.	Chairman of the Board, Director

Willow B. Shire	Director

Steve P. Hanson	Director

Guy W. Adams	Director

Robert Lundy	Director

(b)           The directors and executive officers of Vitesse Semiconductor Sales are as follows:

Name	Office(s)

Christopher R. Gardner	Director and President

Richard C. Yonker	Director and Chief Financial Officer

Michael B. Green	Vice President, General Counsel, and Corporate Secretary

(c)           The directors and executive officers of Vitesse M&D are as follows:

Name	Office(s)

Christopher R. Gardner	Director and President

Richard C. Yonker	Director and Chief Financial Officer

Michael B. Green	Vice President, General Counsel, and Corporate Secretary

5.             Principal Owners of Voting Securities.

The following tables set forth, as of October 5, 2009, certain information regarding each person known by the Applicants to beneficially own 10% or more of the respective voting securities of the Applicants.

(a)           The Company

None.

(b)           Vitesse Semiconductor Sales

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Vitesse Semiconductor Corporation. 741 Calle Plano Camarillo, CA 93012	Common stock	1,000 shares	100%

(c)           Vitesse M&D

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Vitesse Semiconductor Corporation. 741 Calle Plano Camarillo, CA 93012	Common stock	1,000 shares	100%

UNDERWRITERS

6.             Underwriters.

(a)           Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are outstanding on the date of filing this Application.

(b)           There is no proposed principal underwriter of the New Debentures that are to be offered in connection with the New Indenture that is to be qualified under this Application or the Common Stock or Series B Preferred Stock.

CAPITAL SECURITIES

7.             Capitalization.

(a)           The following table sets forth, as of October 5, 2009, certain information as to each authorized class of securities of the Applicants.

The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock,	500,000,000 shares	230,905,580 shares
par value $0.01per share,
of the Company (1)(2)(3)

Preferred Stock,	10,000,000 shares	0 shares
par value $0.01 per share,
of the Company (4)

1.50% Convertible	$100,000,000	$96,700,000
Subordinated
Debentures Due 2024 (5)(6)

Vitesse Semiconductor Sales (7)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock,	1,000 shares	1,000 shares
par value $0.01 per share

Vitesse M&D (7)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock,	1,000 shares	1,000 shares
par value $0.01 per share

(1)  The Rights Agreement, dated as of March 3, 2003 (the “Rights Agreement”), between the Company and EquiServe Trust Company, N.A., as rights agent, provides for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock on March 7, 2003 and each share of Common Stock issued thereafter.  Each Right represents the right to purchase one one-thousandth (subject to adjustment) of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), of the Company upon the occurrence of certain events as set forth in the Rights Agreement.  As of October 5, 2009, no Rights were outstanding.  On October 16, 2009, the Company amended the Rights Agreement to change the expiration date for the Rights from February 7, 2013 to October 15, 2009.  Accordingly, the Rights have expired, and the Rights Agreement has been terminated.

(2)  The Company has authorized warrants to purchase shares of its Common Stock as follows: (i) a warrant to purchase 150,000 shares at $1.20 per share (subject to adjustment) that is currently exercisable as of October 5, 2009 and expires on October 2, 2011; and (ii) a warrant to purchase 50,000 shares at $0.86 per share (subject to adjustment) that is currently exercisable as of October 5, 2009 and expires on April 19, 2012.

(3)  If the Debt Restructuring Transaction is consummated, the Company will issue 172,936,222 shares of Common Stock pursuant to the Debt Restructuring Transaction.  The Company may issue up to 77,078,565 shares of Common Stock upon conversion of the Series B Preferred Stock to be issued upon consummation of the Debt Restructuring Transaction.  The Company may issue up to 222,191,111 shares of Common Stock upon conversion of the New Debentures to be issued upon consummation of the Debt Restructuring Transaction.  The Company does not currently have a sufficient number of authorized and unissued shares of Common Stock available to reserve shares of Common Stock for issuance upon conversion of the New Debentures.  The Company has agreed to call a special meeting of stockholders to approve an increase to the number of the Company’s authorized shares of Common Stock to permit the conversion of the New Debentures into shares of Common Stock.

(4)  The Company has authorized the issuance of up to 500,000 shares of Series A Preferred Stock, of which none were outstanding as of October 5, 2009.  Concurrent with the consummation of the Debt Restructuring Transaction, the Company expects to file a Certificate of Designation to authorize the issuance of up to 800,000 shares of Series B Preferred Stock, par value $0.01 per share.  If the Debt Restructuring Transaction is consummated, the Company will issue 770,785.65 shares of Series B Preferred Stock pursuant to the Debt Restructuring Transaction.

(5)  Convertible into Common Stock at a conversion price of $2.546 per share (equivalent to a conversion rate of approximately 392.773 shares per $1,000 principal amount of 2024 Debentures), subject to certain adjustments. As noted in Item 2 hereof, holders of the 2024 Debentures had the right as of October 1, 2009 to require the Company to repurchase the 2024 Debentures for 113.76% of the principal amount to be purchased, resulting in a total amount due of approximately $110.0 million.

(6)  If the Debt Restructuring Transaction is consummated, the Company will issue $49,993,000 aggregate principal amount of New Debentures pursuant to the Debt Restructuring Transaction.  The New Debentures will be guaranteed by each of the Subsidiary Guarantors.

(7)  Guarantor of the Company’s 1.50% Convertible Subordinated Debentures due 2024.  If the Debt Restructuring Transaction is consummated, will be a guarantor of the New Debentures.

(b)           Each holder of common stock of each Applicant is entitled to one vote for each share held on all matters submitted to a vote of stockholders.  Each share of Series A Preferred Stock entitles the holder thereof to 1,000 votes on all matters submitted to a vote of stockholders of the Company.  Except as may be required by law, the holders of Series B Preferred Stock will not have voting rights.  The Company’s board of directors has the authority to issue other shares of preferred stock of the Company with such voting rights as it may designate.

INDENTURE SECURITIES

8.             Analysis of Indenture Provisions.

The New Debentures will be issued under the terms of the New Indenture to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”).  The Subsidiary Guarantees will be issued under the terms of a Guaranty to be entered into between the Subsidiary Guarantors in favor of the Trustee (the “Guaranty”).  The following is a general description of certain provisions of the New Indenture, as required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.  The description is qualified in its entirety by reference to the New Indenture, which is filed as Exhibit T3C.1 hereto, and the Guaranty, which is filed as Exhibit T3C.2 hereto.  Capitalized terms used, but not defined, in this Item 8 will have the meanings given to them in the New Indenture.

(a)           Events of Default; Withholding of Notice

An event of default as provided in the New Indenture includes:

(a)           Default by the Company in the payment of interest on any of the New Debentures as and when the same becomes due and payable, and continuance of such default for a period of 30 days;

(b)           Default by the Company in payment of principal of or premium, if any, on the New Debentures when the same becomes due and payable at maturity, upon redemption or exercise of a Repurchase Right or otherwise;

(c)           Failure by the Company to satisfy the payment obligations arising if the Company fails to increase the authorized number of shares of Common Stock by February 16, 2010 or on or prior to February 15, 2011;

(d)           Failure by the Company to deliver Common Stock, cash or a combination of the foregoing as required under the New Indenture upon the conversion of any New Debentures, and continuance of such failure for five days following the scheduled settlement date for such conversion;

(e)           Failure by the Company to provide notice of the anticipated or actual effective date of a Fundamental Change or distribution pursuant to the New Indenture, in each case, on a timely basis;

(f)            Default by the Company in the performance of, or breach by the Company of any, covenant or agreement contained in the New Indenture, any Indenture Document or the New Debentures (other than (i) defaults listed in (a), (b) or (c) above, (ii) any non-payment default under the covenant requiring the Company to increase the authorized number of shares of Common Stock by February 16, 2010 or on or prior to February 15, 2011 and (iii) a default related to a failure to deliver reports required to be filed with the SEC as required by the New Indentures) and such default or breach continues for a period of 60 consecutive days after written notice of such breach or default has been given to the Company by the Trustee or to the Company and the Trustee by the holders of 25% or more in aggregate principal amount of the outstanding New Debentures;

(g)           Default by the Company in the performance of any covenant or agreement contained in any agreements, indentures or instruments under which the Company has incurred indebtedness of $15,000,000 or more in the aggregate whether such indebtedness now exists or will hereafter be created, such default has caused the holders of such indebtedness to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the 30th day after written notice of such default has been given to the Company by the Trustee or to the Company and the Trustee by holders of 25% or more in aggregate principal amount of the outstanding New Debentures, which default has not been remedied, cured or waived; and

(h)           Certain events involving the bankruptcy, insolvency or reorganization of the Company.

The New Indenture provides that if any event of default has occurred and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Debentures, by written notice to the Company, may declare due and payable 100% of the principal amount of all outstanding New Debentures plus any accrued and unpaid interest to the date of payment.  Upon a declaration of acceleration, such principal and accrued and unpaid interest to the date of payment will be immediately due and payable.

The holders of the New Debentures either (a) through notice to the Trustee of not less than a majority in aggregate principal amount of the outstanding New Debentures, or (b) by the adoption of a resolution, at a meeting of holders of the outstanding New Debentures at which a quorum is present, by the holders of at least a majority in aggregate principal amount of the outstanding New Debentures represented at such meeting, may, on behalf of the holders of all New Debentures, rescind and annul an acceleration and its consequences.  However, the holders may only rescind and annul an acceleration and its consequences if (1) all existing events of default, other than nonpayment of principal or interest which have become due solely because of the acceleration, have been remedied, cured or waived; and (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.  In the event that such declaration of acceleration has been made on the existence of an event of default under clause (g) above and the default with respect to indebtedness for money borrowed which gave rise to the event of default has been remedied, cured or waived, then, without any further action by the holders, such declaration of acceleration will be rescinded automatically and the consequences of such declaration will be annulled.  No such rescission or annulment will affect any subsequent default or impair any right consequent thereon.

If any event of default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the New Debentures or to enforce the performance of any provision of the New Debentures.

The holders of the New Debentures, either (a)  through the written consent of not less than a majority in aggregate principal amount of the outstanding New Debentures, or (b) by the adoption of a resolution, at a meeting of holders of the outstanding New Debentures at which a quorum is present, by the holders of at least a majority in aggregate principal amount of the outstanding New Debentures represented at such meeting, may, on behalf of the holders of all of the New Debentures, waive an existing default or event of default, except a default or event of default: (1) in the payment of the principal of or premium, if any, or interest on any New Debenture (provided that the holders of a majority in aggregate principal amount of the outstanding New Debentures may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration); or (2) in respect of a covenant or provision which, under the New Indenture, cannot be modified or amended without the consent of the holders of each outstanding New Debenture affected.  Upon any such waiver, such default will cease to exist, and any event of default arising therefrom will be deemed to have been cured, for every purpose of the New Indenture.  No such waiver will extend to any subsequent or other default or impair any right consequent thereon.

Within 90 days after the occurrence of any default or event of default for which the Trustee has received written notice, the Trustee will give notice to holders of the New Debentures, unless such default or event of default has been cured or waived.  Except in the case of a default or event of default in the payment of the principal of or premium, if any, or interest, or in the payment of any redemption or repurchase obligation on any New Debenture, the Trustee will be protected in withholding the notice if and so long as it in good faith determines that the withholding of the notice is in the interest of the holders of the New Debentures.

(b)           Authentication and Delivery of the New Debentures; Application of Proceeds Thereof

The New Debentures must be executed on behalf of the Company by two authorized officers of the Company by manual or facsimile signature.  If an officer of the Company whose signature is on a New Debenture no longer holds that office at the time the New Debenture is authenticated, the New Debenture will be valid nevertheless.  A New Debenture will not be valid until the Trustee manually signs the certificate of authentication on the New Debenture, which signature will be conclusive evidence that the New Debenture has been duly authenticated and delivered under the New Indenture.

The Trustee will authenticate and deliver the New Debentures for original issue in an initial aggregate principal amount not to exceed $49,993,000 upon the execution of the New Indenture and delivery of New Debentures executed by the Company to the Trustee together with a written order or orders of the Company for the authentication and delivery of the New Debentures.  The Trustee will act as the initial authenticating agent.  The Trustee may appoint an authenticating agent or agents reasonably acceptable to the Company to authenticate the New Debentures.  Unless limited by the terms of such appointment, an authenticating agent may authenticate New Debentures whenever the Trustee may do so.

Upon the original issuance of the New Debentures by the Company and authentication by the Trustee, the Trustee will deliver the New Debentures to the holders.

The Company will receive no proceeds from the issuance of the New Debentures (and therefore there will be no application of such proceeds) because the New Debentures (and Common Stock and Series B Preferred Stock) will be issued in exchange for the 2024 Debentures.

(c)           Release and Substitution of Property Subject to the Lien of the New Indenture

The Collateral securing the New Debentures may be released from the security interest in accordance with:

(1)           the provisions of the Trust Indenture Act of 1939;

(2)           upon (a) payment in full of all (i) indebtedness, liabilities and obligations of the Company or the Subsidiary Guarantors to the holders of the New Debentures and (in the case of the Company only) the Collateral Agent of every kind, nature or description under the New Indenture, including the Company’s or Subsidiary Guarantor’s obligation under the New Indenture and any notes issued in substitution or replacement thereof, (ii) all obligations of the Company under the security agreement between the Company and the Collateral Agent and (iii) liabilities and obligations of the Company or the Subsidiary Guarantors to the holders and the Collateral Agent of every kind, nature and description, whether direct or indirect or subsequently acquired by the holders from any person, absolute or contingent, regardless of how such liabilities arise or by what agreement or instrument they may be evidenced and (b) (in the case of the Company only) the termination of the New Indenture pursuant to its terms;

(3)           upon any sale, lease, license, transfer or other disposition of any item of Collateral by the Company in accordance with the terms of the New Indenture (other than sales of inventory in the ordinary course of business); and

(4)           notwithstanding the foregoing, to the extent permissible under the Intercreditor Agreement among the Collateral Agent and the agent for the lenders under the Company’s Loan Agreement, dated as of August 23, 2007 (the “Intercreditor Agreement”), so long as no event of default (as defined under the security documents which definition includes, among other things, the events of default set forth in the New Indenture) is continuing and to the extent that such Collateral is automatically released from the first lien security interest thereon, upon any sale, transfer or other disposition of any such item of Collateral (to a person other than a guarantor or any of its affiliates) in a transaction permitted by the New Indenture.

The security interest on the Collateral can generally be released only explicitly in a writing signed by the Collateral Agent.  The applicable assets included in the Collateral will be released at the Company’s sole cost and expense.

With the written consent or the affirmative vote of each holder of New Debentures affected thereby, the holders may approve the release of all or substantially all of the Collateral (except as permitted under the

Intercreditor Agreement) or release the Company or any Subsidiary Guarantor from their payment obligations under the Indenture and any related security document, including the Guaranty.

(d)           Satisfaction and Discharge of the New Indenture

The New Indenture will be discharged and will cease to be of further effect as to all New Debentures issued thereunder (except as to: (i) remaining rights of registration of transfer, substitution and exchange and conversion of New Debentures; (ii) rights of holders to receive payments of principal and premium, if any, and interest on, the New Debentures and the other rights, duties and obligations of holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee, and (iii) the rights, obligations and immunities of the Trustee) when:

(1)           the Company delivers to the Trustee for cancellation all New Debentures previously authenticated (other than any New Debentures which have been destroyed, lost or stolen and in lieu of, or in substitution for which, other New Debentures have been authenticated and delivered) and not previously canceled;

(2)           all New Debentures not previously canceled or delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption;

(3)           the Company deposits with the Trustee, in trust, cash in U.S. Dollars and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof, in accordance with their terms will provide, not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay principal of, premium, if any, or interest on all of the New Debentures (other than any New Debentures which have been mutilated, destroyed, lost or stolen and in lieu of, or in substitution for which, other New Debentures have been authenticated and delivered) not previously canceled or delivered to the Trustee for cancellation, on the dates such payments of principal, premium, if any, or interest are due to such date of maturity or redemption, as the case may be; and

(4)           the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel to the effect that (A) Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of execution of the New Indenture, there has been a change in the applicable federal income tax law, in the case of either clause (A) or (B) to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the New Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.

In the case of either clause (3) or (4), the Company must also pay or cause to be paid all other sums payable under the New Indenture by the Company.

The Trustee, on demand of the Company accompanied by an officers’ certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been satisfied and at the cost and expense of the Company, will execute the proper instruments acknowledging the satisfaction and discharge of the New Indenture provided that the Company reimburses the Trustee for all amounts due the Trustee and for any costs or expenses thereafter reasonably and properly incurred by the Trustee and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with the New Indenture or the New Debentures.

The Guaranty can be discharged only explicitly in a writing signed by the Trustee.

(e)           Evidence of Compliance with Conditions and Covenants

The Company must deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate stating whether or not they have knowledge of any failure by the Company to comply with all conditions under the New Indenture or any default by the Company with respect to any covenants under the New Indenture and, if so, specifying each such failure or default and the nature thereof.  In the event an officer of the Company comes to have actual knowledge of a default, regardless of the date, the Company must deliver an officers’ certificate to the Trustee specifying such default and the nature and status thereof.

Upon any application or request by the Company to the Trustee to take any action under any provision of the New Indenture, the Company must furnish to the Trustee an officers’ certificate stating that all conditions precedent, if any, provided for in the New Indenture relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.  Each certificate or opinion with respect to compliance with a condition or covenant provided for in the New Indenture must include:

(1)   a statement that each individual signing such certificate or opinion on behalf of the Company has read such covenant or condition and the definitions herein relating thereto;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9.             Other Obligors.

The Company’s obligations with respect to the New Debentures issued under the New Indenture will be guaranteed by each of the Subsidiary Guarantors, all of which are subsidiaries of the Company.  The mailing address for each of the Subsidiary Guarantors is 741 Calle Plano, Camarillo, California 93012.

Contents of Application for Qualification

This application for qualification comprises:

(a)           Pages numbered 1 to 14, consecutively.

(b)           The statement of eligibility and qualification on Form T-1 of the Trustee under the indenture to be qualified.

(c)           The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit Number	Description

Exhibit T3A.1

Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000 filed on May 15, 2000 (File No. 000-19654)).

Exhibit T3A.2

Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock (incorporated by reference to Exhibit A to Exhibit 1 to the Company’s Form 8-A12G filed on March 5, 2003 (File No. 000-19654)).

Exhibit T3A.3*	Certificate of Incorporation of Vitesse Semiconductor Sales.

Exhibit T3A.4*	Certificate of Incorporation of Vitesse M&D.

Exhibit T3B.1	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 2, 2004 (File No. 001-31614)).

Exhibit T3B.2*	Bylaws of Vitesse Semiconductor Sales.

Exhibit T3B.3*	Bylaws of Vitesse M&D.

Exhibit T3C.1*	Form of Indenture between the Company and U.S. Bank National Association, as trustee.

Exhibit T3C.2*	Form of Guaranty by Vitesse Semiconductor Sales and Vitesse M&D in favor of U.S. Bank National Association acting as trustee under the Indenture.

Exhibit T3D	Not applicable.

Exhibit T3E.1	Press Release dated October 19, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009 (File No. 001-31614)).

Exhibit T3E.2

Debt Conversion Agreement, dated as of October 16, 2009, between Vitesse Semiconductor Corporation and AQR Absolute Return Master Account, L.P., Aristeia Master, L.P., Aristeia Partners, L.P., CNH Master Account, L.P., Linden Capital L.P., Whitebox Advisors, LLC, Tonga Partners, L.P., Tonga Partners QP, L.P., Anegada Master Fund, LTD., Cuttyhunk Master Portfolio and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009 (File No. 001-31614)).

Exhibit T3F*

Cross-Reference Sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C.1 hereto).

Exhibit 25.1*	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as trustee under the indenture to be qualified.

*  Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Vitesse Semiconductor Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camarillo, and State of California, on the 20th day of October, 2009.

(SEAL)	VITESSE SEMICONDUCTOR CORPORATION

	By	/s/ Richard C. Yonker
Name: Richard C. Yonker
Title: Chief Financial Officer

Attest:	/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Vitesse Semiconductor Sales Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camarillo, and State of California, on the 20th day of October, 2009.

(SEAL)	VITESSE SEMICONDUCTOR SALES CORPORATION

	By	/s/ Richard C. Yonker
Name: Richard C. Yonker
Title: Chief Financial Officer

Attest:	/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Vitesse Manufacturing & Development Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camarillo, and State of California, on the 20th day of October, 2009.

(SEAL)	VITESSE MANUFACTURING & DEVELOPMENT CORPORATION

	By	/s/ Richard C. Yonker
Name: Richard C. Yonker
Title: Chief Financial Officer

Attest:	/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A.1

Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000 filed on May 15, 2000 (File No. 000-19654)).

Exhibit T3A.2

Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock (incorporated by reference to Exhibit A to Exhibit 1 to the Company’s Form 8-A12G filed on March 5, 2003 (File No. 000-19654)).

Exhibit T3A.3*	Certificate of Incorporation of Vitesse Semiconductor Sales.

Exhibit T3A.4*	Certificate of Incorporation of Vitesse M&D.

Exhibit T3B.1	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 2, 2004 (File No. 001-31614)).

Exhibit T3B.2*	Bylaws of Vitesse Semiconductor Sales.

Exhibit T3B.3*	Bylaws of Vitesse M&D.

Exhibit T3C.1*	Form of Indenture between the Company and U.S. Bank National Association, as trustee.

Exhibit T3C.2*	Form of Guaranty by Vitesse Semiconductor Sales and Vitesse M&D in favor of U.S. Bank National Association acting as trustee under the Indenture.

Exhibit T3D	Not applicable.

Exhibit T3E.1	Press Release dated October 19, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009 (File No. 001-31614)).

Exhibit T3E.2

Debt Conversion Agreement, dated October 16, 2009, between Vitesse Semiconductor Corporation and AQR Absolute Return Master Account, L.P., Aristeia Master, L.P., Aristeia Partners, L.P., CNH Master Account, L.P., Linden Capital L.P., Whitebox Advisors, LLC, Tonga Partners, L.P., Tonga Partners QP, L.P., Anegada Master Fund, LTD., Cuttyhunk Master Portfolio and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009 (File No. 001-31614)).

Exhibit T3F*

Cross-Reference Sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C.1 hereto).

Exhibit 25.1*	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as trustee under the indenture to be qualified.

*  Filed herewith